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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________.

Commission file number:  01026.

A.  Full title and address of the plan, if different from that of the issuer named below:

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITNEY HOLDING CORPORATION
228 St. Charles Avenue
New Orleans, Louisiana 70130

WHITNEY NATIONAL BANK
SAVINGS PLUS PLAN

TABLE OF CONTENTS

Financial Statements

Signature

Exhibit 23.1:  Consent of PricewaterhouseCoopers LLP

Whitney National Bank Savings Plus Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

Whitney National Bank Savings Plus Plan
Index
December 31, 2006 and 2005

Page(s)

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Plan Benefits at December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2006	3
Notes to Financial Statements	4–8
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2006	9

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Whitney National Bank Savings Plus Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Whitney National Bank Savings Plus Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented.  Therefore, the presentation of the 2006 and 2005 statements of net assets available for plan benefits include the presentation of fair value with an adjustment to contract value for such investments.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) at December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 21, 2007

Whitney National Bank Savings Plus Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005

	2006	2005

Assets
Investments, at fair value	$136,753,851	$119,132,416
Participant loans	3,269,253	3,230,868
Total investments	140,023,104	122,363,284
Dividends and interest receivable	271,830	245,557
Total assets	140,294,934	122,608,841
Liabilities
Due to broker for securities purchase	483,867	383,232
Total liabilities	483,867	383,232
Net assets available for plan benefits, at fair value	139,811,067	122,225,609

Adjustment from fair value to contract value for indirect interest in
benefit-responsive investment contract	170,776	240,340
Net assets available for plan benefits	$139,981,843	$122,465,949

        The accompanying notes are an integral part of these financial statements.

Whitney National Bank Savings Plus Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2006

Additions:
Investment income
Interest	$269,796
Dividends	1,031,420
Net appreciation in fair value of investments	15,678,879
16,980,095
Contributions
Employer	3,337,105
Employee	7,099,273
Others (including rollovers)	444,337
Funds transferred related to acquisitions	2,864,014
Total contributions	13,744,729
Total additions	30,724,824
Deductions:
Benefits paid to participants	13,200,373
Administrative expenses	8,557
Total deductions	13,208,930
Increase in net assets available for plan benefits	17,515,894
Net assets available for plan benefits
Beginning of year	122,465,949
End of year	$139,981,843

        The accompanying notes are an integral part of these financial statements.

             Whitney National Bank Savings Plus Plan
                 Notes to Financial Statements
                 December 31, 2006 and 2005

1.	Plan Description

General
The following description of the Whitney National Bank Savings Plus Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Whitney National Bank (the “Bank” or “Whitney”) is the sponsor of the Plan.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration
The Bank’s Trust and Wealth Management Division acts as Trustee for the Plan, and the Plan is administered by the Bank acting through its Human Resources Department.  The Plan’s employee account record maintenance function is performed by an outside service organization, Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”), which also functions as custodian.

Contributions
Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 25% of their compensation, as defined in the Plan document, subject to certain limitations.  The Bank matches the participant’s eligible contributions dollar for dollar up to 4% of the participant’s compensation.  This qualified the plan as a Safe Harbor Plan in 2006 and 2005.  Participants age 50 or older may also make catch-up contributions up to limits specified under the Internal Revenue Code (“IRC”), but such contributions are not taken into account for purposes of determining the Bank’s matching contribution.  The Plan Administrator may also allow participants to contribute or roll over assets attributable to their pre-tax contributions to another qualified employee benefit plan.

Funds Transferred Related to Acquisitions
During 2006, assets with a total value of $2,864,014 were transferred into the Plan from a 401(k) plan for the employees of 1st National Bank & Trust, a subsidiary of First National Bancshares, Inc., which was acquired by the Bank’s parent company, Whitney Holding Corporation.  1st National Bank was merged into the Bank.

Vesting
Participants immediately vest 100% in their voluntary contributions, matching Bank contributions and investment earnings.

Benefits
Participants may elect to receive their account value in a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate service or because of death, disability or retirement.  Participants may also transfer their account balance to another tax deferred qualified plan.  A lump-sum distribution is subject to certain taxes and penalties imposed by the IRC and to the Plan’s rules regarding the availability of distributions.  In certain circumstances, participants who are actively employed may request a hardship withdrawal from their account, but the participant may be subject to Federal and State income taxes and the imposition of a penalty tax on such withdrawals for the year of distribution.  The Plan was amended in 2005 to implement hardship withdrawal provisions of the Katrina Emergency Tax Relief Act (“KETRA”).  The Plan also allows certain withdrawals by actively employed participants who are at least 59-1/2 years of age.

Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Bank’s matching contributions, and investment income, gains and losses.

Participation
The Plan covers all salaried employees of the Bank who have completed nine months or more of employment (eligible participants) as of the entry dates January 1, April 1, July 1, and October 1.

Participant Loans
Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000.  Loan maturities generally range from 1-5 years, but may extend up to 10 years for the purchase of a primary residence.  Plan amendments in response to KETRA

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

temporarily increased the loan limit for qualified participants to $100,000, allowed them to borrow up to 100% of their account balances and relaxed certain loan terms.  The loans are collateralized by the balance in the participant’s account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1% or such other rate determined by the Plan administrator on a uniform and consistent basis.  The interest rate on outstanding loan balances ranged between 5% and 10.5% for 2006 and 2005.  Principal and interest is paid ratably through semi-monthly payroll deductions.  Upon origination of a loan, participants are charged an administrative fee.  Loan fees are reflected in administrative expenses.

Investment Options
Under the provisions of the Plan, participating employees are allowed to choose the manner in which all of their contributions are invested.  Employees may choose from a number of registered investment company investments, e.g. mutual funds, a stable value fund and Whitney Holding Corporation common stock.  Employees have the ability to change investment elections and transfer account balance funds among the various fund options on a daily basis.

Cash and Cash Equivalents
From time to time, the Whitney Stock Fund holds uninvested cash to meet certain distributions and, on a short-term basis, pending investment in additional Whitney stock.  During 2006 and 2005, most of the cash held by the Whitney Stock Fund was invested in short-term institutional money market funds earning market rates of interest.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Reclassifications
Certain 2005 investment balances have been reclassified to conform to the 2006 presentation in accordance with the FSP discussed below.

Investment Valuation and Income Recognition
Plan investments are stated at fair value except for loans to participants that are valued at cost, which approximates fair value.  Whitney Holding Corporation common stock is valued using quoted market prices.  Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end.  The Plan's interest in the common/collective trust is valued based on information reported by the investment advisor of the common/collective trust at year-end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  As required by the FSP, the statements of net assets available for plan benefits present the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

           Whitney National Bank Savings Plus Plan
               Notes to Financial Statements
               December 31, 2006 and 2005

Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses
Under the Plan, as amended, the Bank may elect to charge administrative fees and expenses against the assets of the Plan, subject to certain requirements imposed by applicable law.  This election can be made annually and need not be the same each year.  Substantially all of the administrative expenses of the Plan were borne by the Bank in 2006.

Certain asset management fees are imposed under each of the investment options offered by the Plan.  These management fees are charged against the return earned by the applicable investment option.  In general, no sales commission or other front-end or back-end charges (loads) are imposed with respect to the acquisition or disposition of investment options under the Plan.  Two of the registered investment company investment options do deduct a trading fee when shares are held less than 90 days.

Payment of Benefits
Benefits are recorded when paid.

3.	Investments

The following is a detail of investments that represent 5% or more of net assets as of December 31, 2006 and 2005:

	2006	2005

Whitney Stock Fund (including cash of $991,757 and
$745,552 as of December 31, 2006 and 2005, respectively)	$33,535,231	$27,405,746
Fidelity Advisor Stable Value Portfolio: Class I, at contract value	17,073,313	17,948,628
Fidelity Advisor Equity Income Fund: Institutional Class I	20,595,235	18,583,471
Fidelity Capital Appreciation Fund	20,246,533	17,937,848
Fidelity Contrafund	12,754,819	10,745,769

During 2006, the Plan’s investments (including gains and losses on investments bought, sold, transferred in, and held during the year) appreciated in value by a net $15,678,879 as follows:

Year Ended
December 31,
2006

Investments in Registered Investment Companies	$10,403,240
Investment in Common/Collective Trust	653,900
Investment in Whitney Stock Fund	4,621,739
Net Change in Fair Value	$15,678,879

Whitney National Bank Savings Plus Plan
Notes to Financial Statements
December 31, 2006 and 2005

4.	Investment in Whitney Holding Corporation Stock

The Plan held investments in the Bank’s parent, Whitney Holding Corporation (the “Corporation”), at December 31, 2006 and 2005 as shown in the following table:

	2006	2005

Number of shares held	997,654	967,351
Market value of shares	$32,543,474	$26,660,194
As a % of fair value of the Plan's total investments	23.24%	21.75%
As a % of the outstanding common shares of the Corporation	1.51%	1.53%

With regard to the Whitney Stock Fund, the Plan utilizes a unit value method for tracking the market value of assets invested in this fund option.  As of December 31, 2006 and 2005, there were approximately 1,170,362 and 1,130,984 units outstanding with a market value of approximately $28.47 and $24.11 per unit, respectively, related to the Whitney Stock Fund.

5.	Risks and Uncertainties

The Plan provides for various investments in registered investment companies, a common/collective trust and common stock.  Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the value of participants’ account balances and the amounts to be reported in the statements of net assets available for plan benefits for future periods.

6.	Related Party Transactions

Certain Plan investments are shares of registered investment companies or units of a common/collective trust all of which are managed by an affiliate of Fidelity, and Whitney Holding Corporation common stock.  Fidelity is the recordkeeper and custodian as defined by the Plan and Whitney Holding Corporation is the Bank's parent.  Therefore, these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules.  Additionally, participant loans are related party transactions which are also exempt from the prohibited transaction rules.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a determination letter dated December 9, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

8.	Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to terminate its participation in the Plan at any time by delivering written notice to the Trustee at least ten days prior to the proposed effective termination date.  In the event the Plan terminates, the Trustee would, in accordance with written instructions of the Bank, either (1) distribute the Plan’s assets to participants after payment of any expenses properly chargeable to the Plan, or (2) continue to hold and administer the assets in accordance with the Plan and Trust agreements.

          Whitney National Bank Savings Plus Plan
              Notes to Financial Statements
              December 31, 2006 and 2005

9.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, per the financial statements to the Plan’s Form 5500 at December 31, 2006:

2006

Net assets available for benefits per the
financial statements at December 31, 2006	$139,981,843

Less: Adjustment from contract value to fair value	(170,776)

Net assets available for benefits per the
Form 5500 at December 31, 2006	$139,811,067

Whitney National Bank Savings Plus Plan
EIN 72-0352101, Plan Number 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

		(c)
		Description of
		investment including
		maturity date, rate of		(e)
	(b)	interest, collateral, par	(d)	Current
(a)	Identity of issue, borrower, lessor or similar party	or maturity value	Cost **	Value

	Federated Mid Cap Index Fund	Registered investment co.		$ 3,995,314
*	Fidelity Advisor Equity Income Fund: Institutional Class I	Registered investment co.		20,595,235
*	Fidelity Advisor Intermediate Bond Fund: Class I	Registered investment co.		4,586,721
*	Fidelity Advisor Value Strategies Fund: Class I	Registered investment co.		2,628,894
*	Fidelity Capital Appreciation Fund	Registered investment co.		20,246,533
*	Fidelity Contrafund	Registered investment co.		12,754,819
*	Fidelity Four-in-One Index Fund	Registered investment co.		179,730
*	Fidelity Freedom Income Fund	Registered investment co.		17,717
*	Fidelity Freedom 2000 Fund	Registered investment co.		173,869
*	Fidelity Freedom 2005 Fund	Registered investment co.		156,306
*	Fideltiy Freedom 2010 Fund	Registered investment co.		626,175
*	Fidelity Freedom 2015 Fund	Registered investment co.		380,063
*	Fidelity Freedom 2020 Fund	Registered investment co.		398,666
*	Fidelity Freedom 2025 Fund	Registered investment co.		245,904
*	Fidelity Freedom 2030 Fund	Registered investment co.		130,866
*	Fidelity Freedom 2035 Fund	Registered investment co.		153,760
*	Fidelity Freedom 2040 Fund	Registered investment co.		102,625
*	Fidelity Strategic Income Fund	Registered investment co.		630,882
*	Fidelity U.S. Bond Index Fund	Registered investment co.		77,187
*	Spartan U.S. Equity Index Fund - Investor Class	Registered investment co.		6,637,052
*	Spartan International Index Fund - Investor Class	Registered investment co.		4,136,076
	The Oakmark Equity & Income Fund - Class I	Registered investment co.		6,011,920
	Wells Fargo Advantage Small Cap Value Fund - Class Z	Registered investment co.		1,449,769

	Subtotal Registered Investment Companies			86,316,083

*	Fidelity Advisor Stable Value Portfolio: Class I	Common/Collective Trust		16,902,537

*	Whitney Holding Corporation Stock	Whitney Stock Fund		32,543,474
*	Cash			991,757
	Subtotal Whitney Stock Fund			33,535,231

*	Various participant loans	5.00% - 10.50%
		2006 - 2016		3,269,253
				$140,023,104

        *Denotes party-in-interest.

        **Cost information not required for participant directed investments under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Whitney National Bank Savings Plus Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

Whitney National Bank
Savings Plus Plan

/s/ Paul D. Bergeron
Paul D. Bergeron
Plan Administrator

Date:  June 27, 2007